Exhibit (a)(13)

FORM OF EMAIL TO ELIGIBLE OPTION HOLDERS

January 12, 2009

Dear Threshold Option Holder:

We are pleased to inform you that earlier today Threshold filed documents with the Securities and Exchange Commission allowing us to reprice certain outstanding options. This repricing will involve a tender offer in which we will exchange outstanding eligible options tendered to us before the end of the tender period for new options with a new exercise price and new vesting schedule. Participation in this tender offer is entirely voluntary.

Information packets and other materials are attached to this email that explain the tender offer, how it works and what you can expect. You should review these materials very carefully because they relate to your rights and obligations under the tender offer.

To participate in the tender offer, you will need to complete a letter of transmittal (contained in a separate attachment to this email), as described in the materials being distributed. Schedule A to the separate letter of transmittal attached to this e-mail contains a list of your stock options that are eligible to be exchanged in the tender offer. The letter of transmittal must be printed and completed per the instructions.

We will provide you with printed copies of any or all of these documents upon your request. Please contact Joel Fernandes at (650) 474-8200 or jfernandes@thresholdpharm to request copies.

Timing is critical, and if you wait too long you will be ineligible to receive replacement options. After reading these materials, if you still have any questions about the tender offer, you should call Joel Fernandes at (650) 474-8200. We also plan to have an informational meeting on Thursday, January 15 at 1:00 p.m., during which you can ask any questions about the tender offer.

Although we can give no guarantees or assurances, by giving eligible employees, consultants and directors of the Company an opportunity to receive options with an exercise price closer to the Company’s recent market price, we hope to provide you with a greater opportunity to benefit from any future successes of the Company.

Sincerely,

The Threshold Management Team